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EXHIBIT (a)(1)(A)

April 21, 2006

iVOW, INC.

To the Holders of Original Warrants

        This letter is to inform you and the other holders of our warrants issued on (i) February 9, 2004, with an exercise price of $19.70 per share (the "February 2004 Warrants"), (ii) May 26, 2004, with an exercise price of $9.50 or $10.20 per share (the "May 2004 Warrants"), (iii) July 26, 2005, with an exercise price of $3.00 per share (the "July 2005 Warrants") and (iv) February 22, 2006, with an exercise price of $3.18 per share (the "February 2006 Warrants") (collectively "Originally Warrants"), by and among iVOW, Inc., a Delaware Corporation (the "Company"), and such holders, that we have created a warrant exchange program (the "Offer to Exchange") applicable to the outstanding Original Warrants. We are also allowing the holders of warrants to purchase units, consisting of shares of Common Stock and a July 2005 Warrant, held by representatives of the selling agent that participated in our July 2005 private placement (the "2005 Selling Agent Warrants") and the holders of warrants to purchase units, consisting of shares of Common Stock and a February 2006 Warrant, held by representatives of the selling agent that participated in our February 2006 private placement (the "2006 Selling Agent Warrants") to participate in the Offer to Exchange.

        The Offer to Exchange is an opportunity for eligible warrant holders to choose whether they want to keep their Original Warrants or have them exchanged with new warrants (collectively, the "Exchanged Warrants"). The Exchanged Warrants will have the same terms and conditions as the Original Warrants, provided, however, that if the Company's stockholders approve the Offer to Exchange at the 2006 Annual Meeting of Stockholders (currently scheduled for June 2, 2006), the exercise price of the Exchanged Warrants will be significantly reduced, the exercise period for the Exchanged Warrants will be shortened to ten (10) days after the Company's 2006 Annual Meeting of the Stockholders and the Exchanged Warrants must be exercised for cash. The purpose of the Offer to Exchange is to raise funds to support the Company's operations by providing the holders of the Original Warrants with the opportunity to obtain an Exchange Warrant, and encouraging the participating holders to exercise the Exchange Warrants by significantly reducing the exercise price and the exercise period of the Exchange Warrants.

        The reduced exercise price for the Warrants are as follows:

	Exercise Price of Original Warrant	Exercise Price of Exchanged Warrant
February 2004 Warrants	$19.70	$3.50
May 2004 Warrants	$9.50/$10.20	$2.50
July 2005 Warrants	$3.00	$1.40
February 2006 Warrants	$3.18	$1.40

        The enclosed Offer to Exchange together with the Election to Participate, Notice of Withdrawal and forms of Exchanged Warrants constitute the "Offer." These materials provide information regarding the Offer to Exchange and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Original Warrants for exchange.

        To participate in the Offer to Exchange, you must complete and return the Election to Participate prior to the expiration of the Offer to Exchange, which is 5:00 p.m. (Pacific Daylight Time) on Monday, May 12, 2006 (the "Expiration Date"). You must also return your Original Warrant (or an Affidavit of Lost Warrant) to the Company for cancellation. At any time prior to the Expiration Date, you may withdraw your election to participate in the Offer to Exchange by submitting a Notice of Withdrawal to the Company, in which case your Original Warrant will be returned promptly to you.

        In addition to the participation requirements set forth in the preceding paragraph, the holders of the 2005 Selling Agent Warrants will be required to exercise their 2005 Selling Agent Warrant prior to the Expiration Date in accordance with the existing terms of such warrants in order to receive the underlying July 2005 Warrant that may be exchanged in the Offer to Exchange. Similarly, the holders of the 2006 Selling Agent Warrants will be required to exercise their 2006 Selling Agent Warrants prior to the Expiration Date in accordance with the existing terms of such warrant in order to receive the underlying February 2006 Warrant that may be exchanged in the Offer to Exchange.

        Thank you for your time in reviewing this request.

Very truly yours,
/s/ Michael H. Owens
iVow, Inc. Michael H. Owens, M.D. President and Chief Executive Officer

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  EXHIBIT (a)(1)(A)
iVOW, INC.